Exhibit 10.1

SETTLEMENT AGREEMENT AND RELEASE

This Settlement Agreement and Release (Agreement) is entered into between the STATE OF CALIFORNIA AIR RESOURCES BOARD (ARB), 1001 I Street, Sacramento, California 95814, and LUMBER LIQUIDATORS SERVICES LLC, (LL), 3000 John Deere Road, Toano, Virginia 23168.

RECITALS

1.	Pursuant to its authority in Health and Safety Code section 39666(a), in 2008 ARB adopted the Airborne Toxic Control Measure to Reduce Formaldehyde Emissions from Composite Wood Products (ATCM) (Cal. Code Regs., title 17, section 93120 et seq.) that applies to all manufacturers, distributors, importers, fabricators, and retailers of composite wood products and finished goods that contain composite wood products.

2.	California Code of Regulations, title 17, section 93120.2 specifies a maximum formaldehyde limit of 0.11 ppm for medium density fiberboard (MDF) (Emission Standard).

3.	The composite wood products covered by the ATCM apply to MDF.

4.	“Platform,” as defined in California Code of Regulations, title 17, section 93120.1(a)(34), “means the veneer core, composite core, combination core, lumber core, or special core material used in the manufacture of hardwood plywood or laminated products.”

5.	California Code of Regulations, title 17, section 93120.1(a)(25) provides, “If the platform consists of a composite wood product, the platform must comply with the applicable emission standards.”

6.	California Code of Regulations, title 17, section 93120.5(a) provides, “Except as provided in the “sell-through” provisions of section 93120.12, Appendix 1, all distributors must comply with the requirements of section 93120.2(a) for all composite wood products and finished goods containing these materials that are sold, supplied, offered for sale, or purchased for sale in California.”

7.	California Code of Regulations, title 17, section 93120.6(a) provides, “Except as provided in the “sell-through” provisions of section 93120.12, Appendix 1, all importers must comply with the requirements of section 93120.2(a) for all composite wood products and finished goods containing these materials that are sold, supplied, offered for sale, or purchased for sale in California.”

8.	California Code of Regulations, title 17, section 93120.8 provides, “Except as provided in the “sell-through” provisions of section 93120.12, Appendix 1, all retailers must comply with the requirements of section 93120.2(a) for all composite wood products and finished goods containing these materials that are sold, supplied, offered for sale, or purchased for sale in California.”

California Code of Regulations, title 17, section 93120.2(a) provides:

“Except as provided in section 93120.2(b), Exemptions, and the ’sell-through provisions of section 93120.12, Appendix 1, no person shall sell, supply, offer for sale, or manufacture for sale in California any composite wood product which, at the time of sale or manufacture, does not comply with the emission standards in Table 1 on or after the effective dates specified in Table 1 if:

* * *

“A product ‘does not comply with the emission standards in Table 1’ if;

* * *

“(5) A finished good is found to contain any composite wood product that does not comply with the applicable emission standards in Table 1 using the enforcement test method for finished goods specified in section 93120.9(c).”

9.	California Code of Regulations, title 17, section 93120.9(c) provides: “Emission testing of samples of . . . MDF contained in finished goods shall be conducted by ARB or local air district personnel . . . .”

10.	California Code of Regulations, title 17, section 93120.6(b) provides, “Importers must take reasonable prudent precautions to ensure that the composite wood products and composite wood products contained in finished goods that they purchase comply with the emission standards specified in section 93120.2(a). ‘Reasonable prudent precautions’ include, at a minimum, instructing each supplier that the goods they supply to an importer must comply with the applicable emission standards, and obtaining written documentation from each supplier that this is so.”

11.	California Code of Regulations, title 17, section 93120.8(b) provides, “Retailers must take reasonable prudent precautions to ensure that the composite wood products and composite wood products contained in finished goods that they purchase comply with the emission standards specified in section 93120.2(a). ‘Reasonable prudent precautions’ include, at a minimum, instructing each supplier that the goods they supply to the retailer must comply with the applicable emission standards, and obtaining written documentation from each supplier that this is so.”

12.	LL and/or its affiliates imports and sells, at retail, laminate flooring that contains composite wood products subject to the ATCM.

13.	On September 19, 2013, ARB posted the Standard Operating Procedure for Finished Good Test Specimen Preparation Prior to Analysis of Formaldehyde Emissions from Composite Wood Products (“SOP” or “deconstructive testing”) on its website. LL alleges that neither the ATCM, the SOP, nor any ARB regulation requires that LL deconstruct products for testing that a fabricator represents as complying with the ATCM. The SOP is a means of sampling the core in a finished product. Test results using the SOP sample preparation method may differ from the test results that would have resulted from testing the unfinished MDF core. Although the ATCM does not require testing by retailers or importers, if non-compliant product is found by ARB, then manufacturers, distributors, importers, fabricators, and retailers may be liable for the violation.

14.	Beginning on September 4, 2013, ARB obtained samples of MDF products from LL stores in California. Boxes of the flooring were labeled “CARB Phase 2.” ARB conducted testing of these products for formaldehyde using the SOP sample preparation method.

15.	By letter dated October 8, 2013, based on this testing, ARB notified LL that deconstructed samples of the following products had tested above the Emission Standard: Dream Home KM Glacier Peak Poplar 12 mm; St. James Vintner’s Reserve 12mm; Dream Home KM Warm Springs Chestnut 12mm; and Dream Home ISPIRI African Thuya Burlwood 12mm. By letter dated May 7, 2015, ARB notified LL that additional deconstructed samples of the following products had tested above the Emission Standard: Km Glacier Peak Poplar 12 mm; and St. James Vintners Reserve 12 mm. By letter dated July 2, 2015, ARB notified LL that deconstructed samples of the following products had tested above the Emission Standard: ISPIRI Poplar Forest Oak 12 mm; St. James Nantucket Beech 12 mm; St. James Vintners Reserve 12 mm; INSPIRI African Thuya Burlwood 12 mm; KM Warm Springs Chestnut 12 mm; and St. James Golden Acacia 12mm (collectively, the “Subject Products”).

16.	After LL received notification from ARB of the testing results of the Subject Products, LL initiated communications with ARB, and LL alleges that it: disputed the validity of the SOP testing method; initiated an investigation of the Subject Product suppliers; continued to monitor internal testing results of its products and, on or before May 7, 2015, stopped selling the Subject Products in California.

17.	ARB alleges that on each of approximately 250 days between September 4, 2013 and May 7, 2015, LL sold, supplied, offered for sale, and/or purchased the Subject Products for sale in California without taking reasonable prudent precautions to ensure that the Subject Products complied with the Emission Standard. LL disputes this allegation.

18.	LL alleges that it took reasonable prudent precautions as defined in the ATCM and related ARB guidance documents to ensure that the Subject Products complied with the ATCM. ARB disputes the allegation that LL took reasonable prudent precautions.

19.	In reaching this Agreement, ARB considered a variety of circumstances, including the nature and duration of LL’s conduct and the actions taken by LL to ensure compliance and the lack of evidence of actual harm to public health, safety and welfare caused by the alleged failure to take reasonable prudent precautions with regard to the Subject Products.

20.	LL has promptly and fully cooperated with ARB throughout its investigation.

21.	LL has no prior enforcement record with ARB.

22.	LL has taken, or agreed to take, the actions enumerated in Exhibits A and B attached hereto.

23.	ARB alleges that if the facts and allegations described in Recital paragraphs 1 through 17 were proven, civil penalties could be imposed against LL as provided in Health and Safety Code section 39674.

24.	LL admits the facts in Recital paragraphs 1 through 16, but LL denies any liability arising under any of the Recitals.

25.	The Parties are willing to enter into this Agreement solely for the purpose of settlement and resolution of this matter. ARB accepts this Agreement in termination of this matter. Accordingly, the parties agree to resolve this matter completely by means of this Agreement, without the need for formal litigation.

TERMS AND RELEASE

In settlement of any and all claims that ARB has against LL under the facts as alleged above, and in consideration of ARB not filing a legal action as well as the other terms set out below, ARB and LL agree as follows:

1.	As a condition of this Agreement, LL shall pay the total sum of $2,500,000 by cashier’s check payable to the California Air Pollution Control Fund upon the execution of this Agreement.

2.	The above check shall be mailed to the following address along with the attached Settlement Agreement Payment Transmittal Form:

California Air Resources Board

Accounting Branch

P.O. Box 1436

Sacramento, California 95812-1436

3.	LL agrees to and shall implement the Fabricator Laminate Evaluation and Audit Program (“LEAP”) described in Exhibit A. LL alleges that the LEAP goes well beyond the minimum reasonable prudent precautions outlined by ARB in the ATCM and ARB’s guidance to retailers by requiring a ten-step audit of fabricators before accepting any product for sale in California. Compliance with the LEAP or any other provision contained in Exhibit A does not affect the liability of any third party for any violation of the ATCM.

4.	LL agrees to and shall implement the Composite Core Testing Research Program described in Exhibit A.

5.	LL agrees to and shall implement the Finished Goods Testing Research Program described in Exhibit A.

6.	LL agrees that, for the period described in Exhibit A hereof, it will not ship to California any Product that fails testing using the SOP sample preparation method or does not comply with the ATCM.

7.	LL shall not sell, supply, offer for sale, and/or purchase for sale in California laminate flooring products that violate the ATCM and shall comply with all other provisions of the ATCM.

8.	This Agreement shall apply to and be binding upon LL, and its principals, officers, directors, agents, receivers, trustees, employees, successors and assignees, affiliates, subsidiaries and parent corporations and upon ARB and any successor agency that may have responsibility for and jurisdiction over the subject matter of this Agreement.

9.	Now, therefore, in consideration of the payment by LL to the California Air Pollution Control Fund in the amount specified above, ARB hereby releases LL and its principals, officers, directors, agents, receivers, trustees, employees, successors and assignees, affiliates, subsidiary and parent corporations, and predecessors from any and all claims that ARB may have relating to the Subject Products.

10.	This Agreement constitutes the entire agreement and understanding between ARB and LL concerning the subject matter hereof, and supersedes and replaces all prior negotiations and agreements between ARB and LL concerning the subject matter hereof.

11.	This Agreement does not constitute an admission by LL or any other entity of any violation of any federal, state or local law, ordinance or regulation. The Parties intend that neither this Agreement nor anything in this Agreement shall be admissible by any third party against LL or its principals, officers, directors, agents, receivers, trustees, employees, successors or assignees, affiliates, subsidiary or parent corporations, or predecessors in any proceeding as evidence of any liability or wrongdoing.

12.	No agreement to modify, amend, extend, supersede, terminate, or discharge this Agreement, or any portion thereof, is valid or enforceable unless it is in writing and signed by all parties to this Agreement.

13.	Each Party to this Agreement has reviewed the Agreement independently, has had the opportunity to consult counsel, is fully informed of the terms and effect of this Agreement, and has not relied in any way on any inducement, representation, or advice of any other Party in deciding to enter into this Agreement.

14.	Each provision of this Agreement is severable, and in the event that any provision of this Agreement is held to be invalid or unenforceable, the remainder of this Agreement remains in full force and effect.

15.	This Agreement shall be interpreted and enforced in accordance with the laws of the State of California, without regard to California’s choice-of-law rules.

16.	This Agreement is deemed to have been drafted equally by the ARB and LL; it will not be interpreted for or against either party on the ground that said party drafted it.

17.	The failure of any Party to enforce any provision of this Agreement shall not be construed as a waiver of any such provision, nor prevent such Party thereafter from enforcing such provision or any other provision of this Agreement. The rights and remedies granted all Parties herein are cumulative and the election of one right or remedy by a Party shall not constitute a waiver of such Party’s right to assert all other legal remedies available under this Agreement or otherwise provided by law.

18.	The Parties agree that this Settlement Agreement may be executed by facsimile and in counterparts by the Parties and their representatives, and the counterparts shall collectively constitute a single, original document, notwithstanding the fact that the signatures may not appear on the same page.

19.	The undersigned represent that they have the authority to enter into this Agreement.

SB 1402 STATEMENT

Senate Bill 1402 (Dutton, Chapter 413, statutes of 2010, Health and Safety Code section 39619.7) requires the ARB to provide information on the basis for the penalties it seeks. ~~.~~ ARB alleges that:

1.	The information required under SB 1402, which is provided throughout this settlement agreement, is summarized here.

The manner in which the penalty amount was determined, including a per unit or per vehicle penalty.

ARB determined the settlement amount in consideration of all relevant circumstances, including the eight factors specified in Health and Safety Code section 43024.

The settlement amount in this case is based on Health and Safety Code section 39674 in the amount of $10,000 per day for each of approximately 250 days on which the Subject Products were sold or offered for sale in California without taking reasonable prudent precautions.

The provision of law the penalty is being assessed under and why that provision is most appropriate for that violation.

ARB alleges that Health and Safety Code section 39674 provides an appropriate basis for settlement because LL is alleged to have sold the Subject Products without taking reasonable prudent precautions in violation of the ATCM.

Is the penalty being assessed under a provision of law that prohibits the emission of pollution at a specified level, and, if so a quantification of excess emissions, if it is practicable to do so.

The provisions cited above do not prohibit emissions above a specified level. It is not practicable to quantify these emissions, because the information necessary to do so, such as emission rates and time of use, is not available. ARB has conducted no testing that would indicate whether emissions increased as a result of the use of the Subject Products. In the interests of settlement and because of the time and expense involved, the parties elected not to do additional testing.

2.	LL acknowledges that ARB has complied with SB 1402 in prosecuting and settling this case. ARB has considered all relevant facts, including those listed at Health and Safety Code section 43024, has explained the manner in which the settlement amount was calculated, has identified the provision of law under which the settlement amount was determined, and has considered and determined that this settlement is not being entered under a provision of law that prohibits the emission of pollutants at a specified level.

3.	The settlement amount was determined based on the unique circumstances of this matter, considered together with the need to remove any economic benefit from noncompliance, the goal of deterring future violations and obtaining swift compliance, the consideration of past settlements in similar case negotiation, and the potential costs and risk associated with litigating these particular violations. The settlement reflects conduct extending over a certain period of time, considered together with the complete circumstances of this case. Penalties in future cases might be smaller or larger on a per unit basis.

4.	The settlement in this case was based in part on confidential business information provided by LL that is not retained by ARB in the ordinary course of business. The settlement in this case was also based on confidential settlement communications between ARB and LL that ARB does not retain in the ordinary course of business either. The settlement also reflects ARB's assessment of the relative strength of its case against LL, the desire to avoid the uncertainty, burden and expense of litigation.

California Air Resources Board

By:	/s/ Richard Corey
Richard Corey
Executive Officer

Date:	March 21, 2016

Lumber Liquidators Services LLC

By:	/s/ John M. Presley

Name:	John M. Presley

Title:	President and Chief Executive Officer

Date:	March 18, 2016

EXHIBIT A

VOLUNTARY MEASURES

AND RESEARCH PROGRAMS

for

FORMALDEHYDE EMISSIONS FROM

COMPOSITE WOOD FLOORING PRODUCTS

This Exhibit sets forth the actions Lumber Liquidators Services, LLC, independently or through its parents, subsidiaries and affiliates (LL), agrees to undertake pursuant to the Agreement. The capitalized terms used herein shall, unless otherwise noted, have the same meaning as set forth in Air Resources Board’s (ARB) Airborne Toxic Control Measure for formaldehyde (Title 17 California Code of Regulations, Section 93120 et seq.)(“ATCM”).

1.	Fabricator Laminate Evaluation and Audit Program (LEAP)

a.	Applicability: This audit program shall apply to existing and new Fabricators supplying laminate products to LL.

b.	Timing: Audits of existing Fabricators supplying products to LL shall be completed within one year following the execution of the Agreement. Audits of Fabricators not supplying laminate flooring to LL as of the date of the Agreement shall be completed prior to the date on which LL first accepts a Finished Good from such Fabricator.

c.	Qualified Auditors: LL shall perform or cause to be performed by a qualified person, an audit of such Fabricator.

d.	Scope of Audit: The audit shall:

i.	Ensure that the Fabricator understands and agrees by contract to provide LL only products that meet the emission standards set forth in Title 17 California Code of Regulations, Section 93120.2 (the Emission Standard);

ii.	Examine the Fabricator’s compliance history, including records relating to the supplier’s purchases of Composite Core used in manufacturing finished products;

iii.	Evaluate the Fabricator’s employee training and awareness programs relating to the ATCM;

iv.	Evaluate any available testing of Composite Core materials for purposes of determining compliance with the ATCM, including:

1.	whether any such testing was performed by an independent third party laboratories accredited by a body that is a signatory to the International Laboratory Accreditation Cooperation Mutual Recognition Arrangement (ILAC, 2000)(Third Party Laboratory); and

2.	whether such testing was performed on samples using one of the test methods set forth in title 17, California Code of Regulations, Section 93120.9;

v.	Identify the Fabricator’s suppliers of Composite Core materials;

vi.	Verify that such suppliers of Composite Cores are certified by an ARB-approved Third Party Certifier (TPC);

vii.	Examine TPC qualifications for each Fabricator it selects, including a review of the ARB TPC certification assessments provided to LL by ARB;

viii.	Evaluate the Fabricator’s experience in the industry;

ix.	Determine whether the Fabricator is also manufacturing products that do not meet the Emission Standards;

x.	If the Fabricator is also manufacturing products that do not meet the Emission Standards, the auditor shall examine the procedures by which the Fabricator ensures that such production is kept separate from products fabricated for LL.

xi.	If LL decides to proceed with such Fabricator as a supplier, LL will notify such Fabricator of any identified deficiencies, and establish a schedule for the Fabricator to correct each such deficiency and to provide verification to LL.

e.	Fabricator audits will be repeated on a periodic basis. The frequency for individual Fabricators will be based on:

i.	Audit results

ii.	Compliance history

iii.	History of relationship with LL

iv.	Experience in industry

v.	Overall strength of compliance program

f.	In addition to such audits, LL shall routinely monitor the performance of its Fabricators, including their compliance with the Emission Standard.

g.	Based on the findings of the LEAP, including the results of any audit, the type of product the Fabricator is manufacturing, the type and level of formaldehyde used in products supplied the Fabricator, and such other factors as may be appropriate, LL shall identify Fabricators with the lowest scores and shall classify such suppliers as “Priority Fabricators.” Priority Fabricators shall be subject to more frequent and extensive audits.

h.	This Fabricator Audit Program will continue for a period of 12 months following the date on which LL first accepts a Finished Good from a Priority Fabricator.

2.	Testing Research Programs

a.	Applicability: The Composite Core Testing Research Program and the Finished Goods Testing Program (the “Testing Research Programs”) shall apply to Priority Fabricators supplying laminate flooring products to LL. Within 20 days following LL’s identification of a Fabricator supplying Finished Goods to LL as a Priority Fabricator, LL shall provide ARB with the name and address of such Priority Fabricator.

b.	Timing/Duration: The Testing Research Programs shall commence on the date any Priority Fabricator first manufactures a Finished Good for LL (the Start Date), and shall terminate 12 months thereafter (the Termination Date). The period between the Start Date and the Termination Date shall be the Term.

c.	Scope of Composite Core Testing Research Program: Following the identification of the first Priority Fabricator, it and such other Priority Fabricators after the Start Date shall be subject to the following Composite Core Testing Program for the Term of the program (i.e., until the Termination Date).

i.	On each day during which a Priority Fabricator operates its hot press in the fabrication of Finished Goods for LL, LL shall collect a sample of Composite Core material as it is entering the hot press production phase of fabrication of a specific Finished Good. Each Finished Good shall be identified by a separate Stock Keeping Unit (SKU) number, and the daily production of a specific SKU in the hot press shall be considered a Production Lot.

ii.	Such Composite Core samples shall be identified in a manner that, at a minimum, includes the date, time and location the sample was collected, the supplier of the Composite Core stock from which it was drawn and the finished product for which it was intended, including the SKU number for such finished product.

iii.	LL shall submit each such Composite Core sample to an independent Third Party Laboratory for analysis to determine whether it meets the Emission Standard.

iv.	In the event testing results provided by the Third Party Laboratory indicate that the Composite Core sample complies with the Emission Standard, LL will conduct additional testing under the Finished Goods Testing Research Program as described in paragraph 2(d) of this Exhibit.

v.	In the event a testing result provided by the Third Party Laboratory indicates that the Composite Core sample does not comply with the Emission Standard, LL will not accept any product from that production run until the failing test result is resolved through additional sampling and testing determined to be representative of the entire production run.

d.	Scope of Finished Goods Testing Research Program: Priority Fabricators shall be subject to the following Finished Goods Testing Research Program:

i.	LL will collect a sample of each Production Lot of Finished Goods tested in the Composite Core Testing Research Program for testing before shipment for sale or distribution in California.

ii.	Such Finished Goods samples shall be identified in a manner that, at a minimum, includes the date, time and location the sample was collected, the supplier of the product from which it was drawn and the finished product from which it was collected and the stock keeping unit (SKU) number for such finished product.

iii.	LL will provide such samples to a Third Party Laboratory.

iv.	LL will instruct the Third Party Laboratory to prepare the samples as described in “Standard Operating Procedure for Finished Good Test Specimen Preparation Prior to Analysis of Formaldehyde Emissions from Composite Wood Products” dated September 13, 2013 and posted on ARB’s website on September 19, 2013 (SOP) or such other amended SOP, if applicable.

v.	LL will instruct the Third Party Laboratory to test the samples prepared in accordance with the SOP.

3.	Enhanced Regulatory Collaboration

a.	Upon commencement of the Term of the Composite Core Testing Research Program, LL shall provide ARB with a list of the suppliers that will be subject to the Testing Research Programs. LL may add suppliers to the list from time to time during the Term.

b.	During the Term of the Composite Core Testing Research Program, LL will provide to ARB on a quarterly basis, within 30 days following the end of such quarter, Testing Research Program results obtained from the suppliers identified in paragraph 3(a) above.

c.	LL and ARB may confer about the results of the Testing Research Programs in order to discuss:

i.	Whether the results are consistent, reliable and repeatable;

ii.	If the results are inconsistent, whether the cause of the inconsistency can be identified;

iii.	If the cause of the inconsistency can be identified, whether it can be accounted for by modifying the deconstructive testing methodology.

d.	LL and ARB may meet as necessary to discuss data and effectiveness of the TPC Program and the Testing Research Programs.

e.	LL may recommend possible modifications in deconstructive testing methodology, the TPC certification process or other segments of the manufacturing process.

EXHIBIT B

INTERNAL MANAGEMENT AUDITING PROGRAM

for

FORMALDEHYDE EMISSIONS FROM

COMPOSITE WOOD FLOORING PRODUCTS

Lumber Liquidators Services, LLC, independently or through its parents, subsidiaries and affiliates (LL), agrees to take the following internal management auditing measures, listed with the expected cost of each such measure:

1.	Approximately every six months for a period of two years, a member of senior management shall travel to review the compliance of suppliers.

2.	LL shall retain a Quality Control/Quality Assurance Director solely responsible for its products.

3.	LL shall retain on-site inspectors for one year.

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